AB 3/10

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

UNIT
SECURITIES AND E
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08029456

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dividend Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

518 17th Street, 12th Floor
(No. and Street)

Denver	Colorado	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Murray — 303-228-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

707 17th Street, Suite 2700	Denver	Colorado	80202
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/12

OATH OR AFFIRMATION

I, Charles Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dividend Capital Securities LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COURTNY L. STEWARD NOTARY PUBLIC STATE OF COLORADO MY COMMISSION EXPIRES 03/29/2011

Signature

Designated Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Financial Statements and Supplementary Information

December 31, 2007

(With Independent Auditors' Report Thereon)

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Table of Contents

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

The Member
Dividend Capital Securities LLC:

We have audited the accompanying statement of financial condition of Dividend Capital Securities LLC (a wholly owned subsidiary of Dividend Capital Securities Group LLLP) (the Company) as of December 31, 2007, and the related statement of income and member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dividend Capital Securities LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, Computation of Net Capital under Rule 15c3-1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2008

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	1,606,775
Accounts receivable – related parties		1,983,784
Property and equipment, net of accumulated depreciation of $25,789		7,386
Trading securities – warrants		357,858
Other assets		333,065
Total assets	$	4,288,868

Liabilities and Member's Equity

Liabilities:		
Accounts payable	$	697,736
Accrued commissions and bonuses – related parties		807,392
Accrued commissions		817,708
Total liabilities		2,322,836
Member's equity		1,966,032
Commitments and contingencies		
Total liabilities and member's equity	$	4,288,868

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Income and Member's Equity

Year ended December 31, 2007

Revenue:		
Dealer manager fees – related parties	$	21,220,205
Marketing fees – related party		4,462,241
Commissions, net		24,750
Interest and other income		71,341
Unrealized loss on trading securities		(1,757,897)
Total revenue		24,020,640
Expenses:		
Commissions – related parties		8,970,648
General and administrative		6,351,123
Total expenses		15,321,771
Net income		8,698,869
Member's equity, beginning of year		4,602,163
Capital distributions		(11,335,000)
Member's equity, end of year	$	1,966,032

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	8,698,869
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		6,635
Unrealized loss on trading securities		1,757,897
Changes in operating assets and liabilities:		
Decrease in accounts receivable – related parties		2,440,606
Increase in other assets		(283,005)
Increase in accounts payable		618,787
Decrease in accrued commissions and accrued commissions and bonuses – related parties		(2,999,245)
Net cash provided by operating activities		10,240,544
Cash flows from financing activities:		
Capital distributions to member		(11,335,000)
Net decrease in cash and cash equivalents		(1,094,456)
Cash and cash equivalents, beginning of year		2,701,231
Cash and cash equivalents, end of year	$	1,606,775

See accompanying notes to financial statements.

(1) Organization

Dividend Capital Securities LLC (the Company) is a wholly owned subsidiary of Dividend Capital Securities Group LLLP (DCSG). The Company was formed as a limited liability company on December 20, 2001, under the laws of the State of Colorado. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company conducts business primarily as a broker/dealer to offer shares of Dividend Capital Total Realty Trust Inc. (TRT), a related party. The Company also offers units of limited partnership interest (Dividend Capital Exchange Units or DCX Units), which are intended to be the substantial economic equivalent of a like number of TRT shares, and shares of Dividend Capital Realty Income Fund (DCRIF), Dividend Capital Realty Income Allocation Fund (DCRIAF), and Dividend Capital Strategic Global Realty Fund (DCW), related parties. The Company also provides marketing services for DCRIF and DCW.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Valuation of trading securities requires the use of significant estimates and judgments. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that these estimates could be materially revised within the next year.

(c) Cash and Cash Equivalents

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may be in excess of federally insured limits or may be invested in nonfederally insured money market accounts. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of all property and equipment is five years.

(e) ***Income Taxes***

The Company is treated as a single member limited liability company and, as such, is disregarded as a separate entity for federal and, to the extent possible, applicable state income tax purposes. Accordingly, the tax effects of the Company flow through to DCSG, the sole member. The sole member of the Company is a limited liability limited partnership, which also flows through its pro rata share of its taxable income to the tax returns of the individual partners.

(f) ***Warrants***

Under the terms of the DCT Dealer Agreement (note 3), for every 25 DCT shares sold, the Company received one warrant to purchase one share of DCT common stock for a total cost of approximately $2,200. The warrants are exercisable for five years beginning one year after the effective date of the applicable offering (July 17, 2002 or April 16, 2004), at a price of $12 per share. Offerings subsequent to the offering effective on April 16, 2004 do not include a provision for warrants to be issued to the Company. The warrants related to the first offering expired July 16, 2007 and warrants related to the second offering will expire on April 15, 2009. At the Company's discretion, it may transfer all or a portion of the remaining warrants to the participating broker/dealers. Effective September 13, 2005, there were 999,947 and 1,199,908 warrants related to the first and second offerings, respectively, issued to the Company. As of December 31, 2007, the Company has transferred 174,407 and 367,200 warrants related to the first and second offerings, respectively, to participating broker/dealers. No warrants were transferred to participating broker/dealers during the year ended December 31, 2007. In July 2007, the 825,540 warrants remaining from the first offering expired.

The Company classifies these warrants as trading securities. At this time, the Company does not expect to transfer any additional warrants to the participating broker/dealers. Trading securities are recorded at fair value, and the unrealized holding gains and losses on trading securities are included in earnings. The Company measures fair value using the Black-Scholes dilution option pricing model. The Company used the following assumptions to value the warrants: (i) expected dividend yield of 7.40%, (ii) expected volatility of 32.72%, (iii) expected term of 1.375 years, and (iv) a risk free interest rate of 3.25%.

(g) ***Revenue Recognition***

The Company earns a dealer manager fee for managing the offering of TRT's common shares and DCX Units. The Company also earns a fee for providing marketing services to DCRIF and DCW. Revenue is earned from commissions where the Company is the broker/dealer of record for security transactions and the revenue is earned upon consummation of the sale of the securities or DCX units. Revenue from commissions is reported net of commissions expense as the Company acts as an agent in the transaction. Dealer manager fees are earned upon the consummation of the sale of securities or DCX units. Marketing fees are recognized as income when the fees are earned and become due and payable.

(Continued)

(h) Change in Accounting Principle

The Company adopted a change in accounting principle related to the method of reporting commissions revenue and commissions expense. The Company previously reported these amounts gross on the statement of income and member's equity. The Company revised the method of reporting commissions revenue and commissions expense to comply with the provisions of Emerging Issues Task Force (EITF) Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*, which requires the Company to record such amounts net since the Company acts as an agent in the transaction. The change in accounting principle had no impact on the prior year net income or member's equity.

(i) Recently Issued Accounting Standards

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115* (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. Statement 159 is effective for the Company's 2008 fiscal year. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, results of operations, and cash flows.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. Statement 157 does not require any new fair value measures. Statement 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of Statement 157's fair value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, results of operations, and cash flows.

(3) Commissions and Fees

The Company has a Dealer Manager Agreement with TRT to sell shares of the common stock of TRT (the TRT Shares), which includes shares pursuant to TRT's Distribution Reinvestment Plan (DRIP). As consideration for its services, the Company will receive commissions of up to six percent (6.0%) of the gross offering proceeds, plus a dealer manager fee of up to two and a half percent (2.5%) of gross offering proceeds. The Company will also receive a servicing fee up to one percent (1.0%) of the undiscounted selling price of the shares issued pursuant to TRT's DRIP. Such servicing fees are included in commissions, net in the accompanying statement of income and member's equity. All or substantially all of the servicing fees are expected to be reallowed to participating broker/dealers.

The Company has signed a number of Selected Dealer Agreements (the Selected Agreements) with various broker/dealers to sell the TRT Shares to the public. Under the Selected Agreements, the Company will pay the broker/dealers a commission of up to six percent (6%) of gross proceeds. Commissions are paid to the broker/dealers within 30 days of the Company receiving its commissions from TRT. The Company recognized gross commission revenue of $44,200,404 and gross commission expense of $44,175,654 during the year ended December 31, 2007. These amounts are presented as commissions, net in the accompanying statement of income and member's equity.

The Company has a Dealer Management Agreement with Dividend Capital Total Realty Operating Partnership LP (DCTROP), for which TRT is the general partner, to sell DCX Units. As consideration for its services, the Company will receive commissions of up to five percent (5.0%) and up to one and a half percent (1.5%) of the Replacement Property Equity Amount (as defined in the Dealer Manager Agreement) for commissions and the dealer manager fee, respectively. All or substantially all of the commissions are expected to be paid to participating broker/dealers.

The Company has an agreement with Dividend Capital Investments LLC (DCI), a related party, to provide marketing services for DCRIF and DCW. As consideration for its services, the Company receives a fee equal to 30% of the monthly asset management fee paid by DCRIF to DCI and 2.5% of the monthly asset management fee paid by DCW to DCI.

The Company had a Dealer Management Agreement with DCT (the DCT Dealer Agreement) to sell shares of the common stock of DCT (the DCT Shares) which includes shares pursuant to DCT's DRIP. As consideration for its services, the Company received commissions plus a dealer manager fee. The Company also received a servicing fee of up to one percent (1%) of the undiscounted selling price of the shares issued pursuant to DCT's DRIP. Such servicing fees are included in commissions – related parties in the accompanying statement of income and member's equity. All or substantially all of the servicing fees are expected to be reallowed to participating broker/dealers.

The DCT Dealer Agreement and the DCT Selected Agreement were terminated on October 10, 2006. As of December 31, 2006, the Company had collected all dealer manager fees, and collected and reallowed to broker/dealers substantially all commissions related to DCT's public offerings. The final servicing fees related to DCT's DRIP in the amount of $159,086 were received in January 2007.

(4) Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, not to exceed aggregate indebtedness to net capital ratio of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 to aggregate indebtedness. At December 31, 2007, the Company had regulatory net capital of $626,246, which was $471,390 in excess of its minimum net capital requirement of $154,856. At December 31, 2007, the aggregate indebtedness to net capital ratio was 3.7 to 1.0.

(Continued)

(5) Related-Party Transactions

The Company has agreements with related parties, which require the Company to pay allocated expenses from the related party including: payroll-related expenses, office supplies, rent, insurance, taxes, and other ordinary administrative expenses. The overhead expenses are allocated to the relevant entities, including the Company, according to the headcount associated with each entity. The Company incurred $412,236 of these related-party expenses for the year ended December 31, 2007, which are included in general and administrative expense in the accompanying statement of income and member's equity. Additionally, all revenue earned by the Company is from related parties and a portion of the commissions paid by the Company is to related parties (note 3).

(6) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection k(2)(i). Under this exemption, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Schedule I

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Computation of Net Capital under Rule 15c3-1

December 31, 2007

Net capital:		
Member's equity	$	1,966,032
Less nonallowable assets:		
Property and equipment, net		7,386
Accounts receivable – related parties		641,477
Other assets		333,065
Trading securities – warrants		357,858
Net capital		626,246
Minimum required net capital (greater of 6⅔% of aggregate indebtedness or $5,000)		154,856
Capital in excess of minimum requirements	$	471,390

The computation of net capital in conjunction with Form X-17A-5 as of December 31, 2007, as filed on January 25, 2008, differs from the computation under Rule 15c3-3-1, as calculated above, as follows:

		Per Form X-17-A-5	Adjustments	Per computation above
Member's equity	$	2,029,027	(62,995)	1,966,032
Property and equipment, net		(7,386)	—	(7,386)
Accounts receivable		(514,922)	(126,555)	(641,477)
Other assets		(333,065)	—	(333,065)
Trading securities – warrants		(357,858)	—	(357,858)
		815,796	(189,550)	626,246
Minimum required net capital		142,185	12,671	154,856
Capital in excess of minimum requirements	$	673,611	(202,221)	471,390

See accompanying independent auditors' report.

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

**Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5**

The Member
Dividend Capital Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Dividend Capital Securities LLC (a wholly owned subsidiary of Dividend Capital Securities Group LLLP) (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2008

END